FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)

HSBC Holdings plc
Poll results of 2016 Annual General Meeting

22 April 2016

HSBC Holdings plc (the "Company") announces that at its Annual General Meeting ("AGM") held on 22 April 2016, all resolutions as set out in the Notice of AGM were passed on a poll.

Resolutions 1 to 7 and 9, 11 and 13 were passed as ordinary resolutions and resolutions 8, 10, 12 and 14 were passed as special resolutions.

The following table shows the votes cast on each resolution:

Resolution	Total Votes For (%)	Total Votes Against (%)	Votes Total (% of Issued Share Capital)	Votes Withheld
1. To receive the Annual Report and Accounts 2015	9,154,216,064 (98.72)	118,324,770 (1.28)	9,272,540,834 (46.80)	13,189,750
2. To approve the Directors' Remuneration Report	8,327,033,672 (90.49)	875,494,490 (9.51)	9,202,528,162 (46.45)	54,280,789
3. To approve the Directors' Remuneration Policy	8,887,168,002 (96.05)	365,908,568 (3.95)	9,253,076,570 (46.71)	35,165,873
4. (a) To elect Henri de Castries as a Director	9,036,020,806 (98.21)	164,944,153 (1.79)	9,200,964,959 (46.44)	85,780,061
(b) To elect Irene Lee as a Director	8,424,792,622 (91.87)	745,311,929 (8.13)	9,170,104,551 (46.29)	117,617,404
(c) To elect Pauline van der Meer Mohr as a Director	9,268,706,466 (99.89)	10,074,518 (0.11)	9,278,780,984 (46.84)	8,893,343
(d) To elect Paul Walsh as a Director	8,289,098,071 (91.19)	800,497,172 (8.81)	9,089,595,243 (45.88)	198,068,728
(e) To re-elect Phillip Ameen as a Director	9,253,537,360 (99.73)	25,260,020 (0.27)	9,278,797,380 (46.84)	8,965,640
(f) To re-elect Kathleen Casey as a Director	9,266,065,266 (99.86)	12,943,282 (0.14)	9,279,008,548 (46.84)	8,744,839
(g) To re-elect Laura Cha as a Director	9,218,101,574 (99.34)	60,856,527 (0.66)	9,278,958,101 (46.84)	8,795,321
(h) To re-elect Lord Evans of Weardale as a Director	9,265,254,769 (99.85)	13,512,352 (0.15)	9,278,767,121 (46.84)	8,932,517
(i) To re-elect Joachim Faber as a Director	9,260,916,223 (99.81)	17,919,204 (0.19)	9,278,835,427 (46.84)	8,919,426
(j) To re-elect Douglas Flint as a Director	8,998,928,412 (96.98)	280,100,277 (3.02)	9,279,028,689 (46.84)	8,709,973
(k) To re-elect Stuart Gulliver as a Director	9,253,402,995 (99.72)	25,911,740 (0.28)	9,279,314,735 (46.84)	8,364,544
(l) To re-elect Sam Laidlaw as a Director	9,216,648,451 (99.33)	62,089,125 (0.67)	9,278,737,576 (46.84)	9,019,067
(m) To re-elect John Lipsky as a Director	9,264,179,944 (99.84)	14,635,389 (0.16)	9,278,815,333 (46.84)	8,898,565
(n) To re-elect Rachel Lomax as a Director	9,250,707,404 (99.70)	28,261,451 (0.30)	9,278,968,855 (46.84)	8,727,054
(o) To re-elect Iain Mackay as a Director	9,227,065,146 (99.44)	51,802,142 (0.56)	9,278,867,288 (46.84)	8,819,797
(p) To re-elect Heidi Miller as a Director	9,254,736,797 (99.74)	24,264,798 (0.26)	9,279,001,595 (46.84)	8,764,544
(q) To re-elect Marc Moses as a Director	9,221,715,964 (99.39)	56,846,690 (0.61)	9,278,562,654 (46.83)	9,184,419
(r) To re-elect Jonathan Symonds as a Director	9,149,707,382 (98.61)	128,746,518 (1.39)	9,278,453,900 (46.83)	9,239,014
5. To re-appoint PricewaterhouseCoopers LLP as Auditor of the Company	9,161,731,019 (99.72)	25,672,034 (0.28)	9,187,403,053 (46.37)	99,747,785
6. To authorise the Group Audit Committee to determine the remuneration of the Auditor	9,274,552,252 (99.89)	10,102,658 (0.11)	9,284,654,910 (46.87)	3,448,685
7. To authorise the Directors to allot shares	8,719,159,314 (93.93)	563,843,634 (6.07)	9,283,002,948 (46.86)	5,024,358
8. To disapply pre-emption rights	8,614,009,191 (93.26)	622,056,145 (6.74)	9,236,065,336 (46.62)	51,642,538
9. To authorise the Directors to allot any repurchased shares	8,936,802,674 (96.27)	346,254,585 (3.73)	9,283,057,259 (46.86)	5,050,481
10. To authorise the Company to purchase its own ordinary shares	9,189,755,636 (99.02)	90,782,302 (0.98)	9,280,537,938 (46.84)	6,330,590
11. To authorise the Directors to allot equity securities in relation to Contingent Convertible Securities	8,951,098,209 (96.58)	316,934,084 (3.42)	9,268,032,293 (46.78)	18,844,904
12. To disapply pre-emption rights in relation to the issue of Contingent Convertible Securities	8,074,155,476 (87.13)	1,192,709,351 (12.87)	9,266,864,827 (46.78)	19,690,306
13. To authorise the Directors to offer a scrip dividend alternative	9,250,777,737 (99.65)	32,119,414 (0.35)	9,282,897,151 (46.86)	5,341,974
14. To approve general meetings (other than annual general meetings) being called on a 14 clear days' notice	8,208,236,830 (88.42)	1,074,502,421 (11.58)	9,282,739,251 (46.86)	5,428,894

As at 12.01am (London time) on Thursday 21 April 2016, the total number of ordinary shares of US$0.50 each eligible to be voted at the AGM was 19,811,397,683. In accordance with Rule 13.40 of the Hong Kong Listing Rules there were no shares entitling the holder to attend and abstain from voting in favour of any of the resolutions. No shareholder was required under the Hong Kong Listing Rules to abstain from voting. A 'vote withheld' is not a vote in law and is therefore not counted in the calculation of the proportion of the votes 'for' and 'against' a resolution.

Rona Fairhead and Sir Simon Robertson retired from the Board at the conclusion of the AGM. For the purposes of section 430(2B) of the Companies Act 2006, they will each receive their pro-rata entitlement to non-executive director fees for the month of April 2016. No payments for loss of office will be made to either of them.

Computershare Investor Services PLC acted as scrutineer of the poll on all resolutions.

Copies of the special business resolutions passed at the AGM have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's National Storage Mechanism which is located at http://www.hemscott.com/nsm.do

Board of directors

Rachel Lomax stepped down from her role as a member of the Group Audit Committee with effect from 20 April 2016.  Rachel continues to serve as the Senior Independent Director, chair of the Conduct & Values Committee and as a member of the Group Risk and Nomination committees.

Non-executive directors Pauline van der Meer Mohr and Paul Walsh join the Nomination Committee with effect from 22 April 2016 and 1 May 2016 respectively.

As at the time of this announcement, the following are Directors of the Company: Douglas Flint, Stuart Gulliver, Phillip Ameen†, Kathleen Casey†, Laura Cha†, Henri de Castries†, Lord Evans of Weardale†, Joachim Faber†, Sam Laidlaw†, Irene Lee†, John Lipsky†, Rachel Lomax†, Iain Mackay, Heidi Miller†, Marc Moses, Jonathan Symonds†, Pauline van der Meer Mohr† and Paul Walsh†.

† Independent non-executive Director

For and on behalf of

HSBC Holdings plc

Ben J S Mathews

Group Company Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                     Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                               Date: 22 April 2016